UNITED STATES SECURITIES
                           AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
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APPLICATION/DECLARATION ON FORM U-1     )    CERTIFICATE PURSUANT TO RULE
(FILE NO. 70-9697)                      )    24 UNDER THE PUBLIC UTILITY
UNDER THE PUBLIC UTILITY HOLDING        )    HOLDING COMPANY ACT OF 1935
COMPANY ACT OF 1935 WITH RESPECT TO     )
THE ISSUANCE OF RATE REDUCTION BONDS    )
AND RELATED TRANSACTIONS

THE CONNECTICUT LIGHT AND POWER
COMPANY, WESTERN MASSACHUSETTS
ELECTRIC COMPANY AND PUBLIC SERVICE
COMPANY OF NEW HAMPSHIRE

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Pursuant to the requirements of Rule 24 under the Public Utility Holding
Company Act of 1935, as amended (the "Act"), The Connecticut Light and
Power Company ("CL&P"), an electric utility subsidiary of Northeast Utilities, a registered holding company under the Act, certifies that certain of the transactions, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9697), as amended (the "Application/Declaration"), and authorized by order of the Commission in HCAR No. 27319 (December 26, 2000) (the "Order"), have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Order. Specifically, on or before March 30, 2001 (a) CL&P formed CL&P Funding LLC, which is a new special purpose entity, limited liability company subsidiary; (b) CL&P acquired the equity interests in CL&P Funding
LLC; (c) in a transaction using the Two Securities Format, CL&P Funding LLC issued SPE Debt Securities and sold such SPE Debt Securities to a special purpose trust created by the State of Connecticut, acting through the Office of the State Treasurer; and (d) CL&P entered into a servicing agreement and an administration agreement with CL&P Funding LLC.

Capitalized terms used herein and not otherwise defined are used as defined in the Application/Declaration. Submitted with this Certificate are the following exhibit and material financing documents relating to the consummated transaction:

Registration Statement on Form S-3 for the CL&P RRBs (File No. 333-53866)

Underwriting Agreement dated March 27, 2001 (Exhibit 1.1, CL&P Funding LLC Form 8-K dated March 30, 2001)

Limited Liability Company Agreement of CL&P Funding LLC dated January 3, 2001 and amended March 30, 2001 (Exhibit 3.2, CL&P Funding LLC Form 8-K dated March 30, 2001)

Note Indenture dated March 30, 2001, including form of Note (Exhibits 4.1 and 4.4, CL&P Funding LLC Form 8-K dated March 30, 2001)

Certificate Indenture dated March 30, 2001, including form of Rate Reduction Certificate (Exhibits 4.2 and 4.5, CL&P Funding LLC Form 8-K dated March 30,
2001)

Declaration of Trust dated March 23, 2001 (Exhibit 4.3, CL&P Funding LLC Form 8-K dated March 30, 2001)

Transition Property Purchase and Sale Agreement dated March 30, 2001 (Exhibit 10.1, CL&P Funding LLC Form 8-K dated March 30, 2001)

Transition Property Servicing Agreement dated March 30, 2001 (Exhibit 10.2, CL&P Funding LLC Form 8-K dated March 30, 2001)

Note Purchase Agreement dated March 30, 2001 (Exhibit 10.3, CL&P Funding LLC Form 8-K dated March 30, 2001)

Administration Agreement dated March 30, 2001 (Exhibit 10.4, CL&P Funding LLC Form 8-K dated March 30, 2001)

Fee and Indemnity Agreement dated March 30, 2001 (Exhibit 10.5, CL&P Funding LLC Form 8-K dated March 30, 2001)

Swap Agreement dated March 30, 2001 (Exhibit 10.6, CL&P Funding LLC Form 8-K dated March 30, 2001)

Inter-Creditor Agreement with respect to accounts receivable arrangement dated March 30, 2001 (Exhibit 10.7, CL&P Funding LLC Form 8-K dated March 30,
2001)

Also submitted with this Certificate is the "past tense" opinion of counsel.


                               SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                               NORTHEAST UTILITIES SERVICE COMPANY


                               By:    /S/CHERYL W. GRISE
                                      Cheryl W. Grise
                               Title: Senior Vice President, Secretary
                                      and General Counsel






                               THE CONNECTICUT LIGHT AND POWER COMPANY
                               WESTERN MASSACHUSETTS ELECTRIC COMPANY
                               PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE



                               By: /S/ CHERYL W. GRISE
                                      Cheryl W. Grise
                               Title: Senior Vice President, Secretary
                                      and General Counsel NUSCO, As Agent
                                      for Above Companies

Date: